EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					Twelve Months Ended June 30,	Six Months Ended June 30,
In thousands, except share data	2016	2015	2014	2013	2012	2017	2017
Fixed Charges, as defined:
Interest on Long-Term Debt	$34,508	$37,918	$40,066	$40,825	$39,175	$35,833	$18,467
Other Interest	3,404	3,173	2,718	2,709	2,314	2,747	1,049
Amortization of Debt Discount and Expense	1,671	1,760	1,963	1,877	1,848	1,851	1,002
Interest Portion of Rentals	2,048	1,976	2,302	1,910	1,864	2,373	1,289
Total Fixed Charges, as defined	41,631	44,827	47,049	47,321	45,201	42,804	21,807
Earnings, as defined:
Net Income	58,895	53,703	58,692	60,538	58,779	63,274	43,039
Taxes on Income	40,714	35,753	41,643	41,705	43,403	42,538	28,592
Fixed Charges, as above	41,631	44,827	47,049	47,321	45,201	42,804	21,807
Total Earnings, as defined	$141,240	$134,283	$147,384	$149,564	$147,383	$148,616	$93,438
Ratios of Earnings to Fixed Charges	3.39	3.00	3.13	3.16	3.26	3.47	4.28